UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __ February 2009 __

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: February 16th 2009	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Exhibit 99.1

Austral Pacific Energy Updates Reserves

Wellington, New Zealand - February 16, 2009 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX)

Austral Pacific has revised its reserves estimates, in the process of preparing its annual reserves report. The Independent Reserves Evaluator's report, prepared by Sproule International Limited, estimates Austral’s 69.5% share of the Cheal oilfield Proved and Probable oil reserves at 344mbo as at December 31, 2008.

The reserves revision has been driven by a number of factors including significantly reduced forward-looking oil price assumptions. Additional contributing factors include: lower oil volumes due to the reduced thickness of the oil bearing reservoir encountered in the Cheal-A6 well in June 2008, a reduced number of wells included in the model as a result of current market conditions, and a more conservative recovery factor based on the existing well performance over the past 12 months.

Austral CEO Thompson Jewell said, "It is Austral’s view that the field retains its upside potential. We are evaluating the impact of stimulating the existing wells to improve both production rates and ultimate recovery per well. Given success in this optimization program, we will be looking for capital investment for a staged drilling campaign to expand the field and reserves.”

“Austral is continuing to reduce the production costs for the field and is projecting an OPEX figure, including transport and marketing, of approximately $US19.20 per barrel produced through the first six months of 2009.”

The reserves estimates have been prepared in accordance with the COGE Handbook and Canadian securities regulations. A full report on the company’s year end reserves will be filed by March 31, 2009.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.